4Q14 Earnings Report

Banco Santander Chile

#estilosantander

Santander

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CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 2320-8284
Manager, Investor Relations Department	Email: rmorenoh@santander.cl
Banco Santander Chile	Website: www.santander.cl
Bandera 140, 19th floor

SECTION 1: SUMMARY OF RESULTS1

Net income up 24.5% in 2014. ROAE reached 22.5%

Banco Santander Chile’s net income attributable to shareholders in 2014 totaled Ch$550,331 million (Ch$2.92 per share and US$1.92/ADR), increasing 24.5% compared to 2013. The Bank’s ROAE in the same period was 22.5% compared to 17.4% in 12M132. The net interest margin rose to 5.6% in 2014 compared to 5.0% in 2013 driven by stable loan spreads, a better funding mix and the higher inflation rate. The efficiency ratio reached 36.8% in 2014 compared to 40.4% in 2013, as the Bank has expanded its business activity with higher productivity levels.

In 4Q14, net income attributable to shareholders totaled Ch$138,741 million (Ch$0.74 per share and US$0.48/ADR), increasing 26.0% compared to 3Q14 (from now on QoQ) and 24.4%2 compared to 4Q13 (from now on YoY). The Bank’s ROAE reached 21.7% in 4Q14 compared to 18.0%2 in 3Q14 and 19.7% in 4Q13. Fourth quarter results were positively affected by solid business activity with positive loan growth, an improved funding mix, stable asset quality and upward trending fee income. At the same time, the higher quarterly inflation rate boosted margins in the quarter.

Loans up 9.3% YoY. Growth focused in segments with a higher risk-adjusted profitability

Total loans increased 2.8% QoQ and 9.3% YoY in 4Q14. Total loans to individuals increased 4.4% QoQ and 13.0% YoY. The Bank focused on expanding its loan portfolio in Mid-higher income segment, while remaining more selective in lower income segments. Loans in the Mid-high income segment increased 6.0% QoQ and 17.1% YoY. The other area of relevant growth in the loan book was in the Middle-market segment . In 4Q14, loans in this segment increased 1.1% QoQ and 8.1% YoY. Loan growth in this segment was focused on mid-sized exporters, which are benefitting from stronger external conditions and the weaker peso.

1. The information contained in this report is unaudited and is presented in Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).

2. In 4Q13, the Bank recognized a pre-tax one-time gain of Ch$78,122 million from the sale of its asset management business. All figures and ratios for 2013 and 4Q13 exclude this gain.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	2

Total deposits increased 10.4% YoY, led by non-interest bearing demand deposits

Total deposits increased 3.9% QoQ and 10.4% YoY. The Bank continued to focus on increasing its core deposit base (all checking accounts plus retail time deposits). Total core deposits increased 16.3% in 2014 and represented 77.9% of total deposits compared to 73.9% in 2013. This was led by the 13.2% QoQ and 15.3% YoY rise in non-interest bearing demand deposits.

Net interest margin reached 5.8% in 4Q14

In 4Q14, Net interest income increased 19.2% QoQ and 21.2% YoY mainly due to the higher quarterly inflation rate, solid loan growth and the better funding mix. The Net interest margin (NIM) in 4Q14 reached 5.8% compared to 5.0% in 3Q14 and 5.2% in 4Q13.

In 4Q14, Client NIMs (defined as net interest income from our business segments divided by average loans) reached 5.4% compared to 5.5% in 3Q14 and 5.6% in 4Q13.

In 4Q14, Client NIMs in the Middle-market and Global banking and markets segments increased as loan spreads have remained stable and the funding mix improved. This was offset by the reduction in client NIMs in Individuals. This was mainly due to the shift in the loan mix to higher income segments, which have a lower risk profile and therefore lower yileds. On the other hand, this strategy has resulted in lower provisions and charge-offs. As a result, for the full year 2014, net interest income in the Individual segment, net of provisions increased 13.8% and the net interest margin in this segment, net of provisions reached 4.0% compared to 3.9% in 2013.

Net interest margin, NIM: net interest income (NI) divided by average interest earning assets.

Stable asset quality. Coverage ratio of NPLs increased to 108.8%

The Bank’s total Non-performing loans (NPLs) ratio decreased to 2.8% in 4Q14 compared to 2.9% in 3Q14 and 2.9% in 4Q13. Total Coverage of NPLs in 4Q14 reached 108.8% compared to 104.4% in 3Q14 and 99.2% in 4Q13.

Provision for loan losses increased 10.5% QoQ and 24.7% YoY in 4Q14. During the quarter, three factors affected provision for loan losses: (i) loan growth resulted in higher provisions as the Bank’s expected loss models require the recognition of provisions the moment loans are granted; (ii) the Bank recognized approximately Ch$20 billion in above normal provision from further improvements made to the provisioning model in consumer lending and the downgrading of certain loan positions, mainly in the SME and middle-market segment  and; (iii) the depreciation of the exchange rate and the higher inflation rate in the quarter resulted in greater provisions over loans denominated in foreign currency and in UFs.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	3

For the full year in 2014, the Bank’s Provision for loan losses increased 2.9% YoY. The Cost of credit (Provision for loan losses divided by total loans) reached 1.71% in 2014 compared to 1.84% in 2013. These figures reflect that despite the slowdown in economic activity, the Bank’s asset quality has remained healthy. As of November 2014, the latest data available, the Provision for loan losses in the Chilean banking system, excluding Santander, increased 19.7% YoY.

* 90 days or more NPLs. ** Loan loss reserves over NPLs

Fee income continued to rebound

Net fee and commission income increased 6.4% QoQ and 6.2% YoY. Fee and commission income continued to rebound as the Bank’s client base has been steadily expanding. The Bank achieved positive net client growth3 for the 7th consecutive quarter and as of December 2014, the Bank reached 3.6 million clients. Net fees and commission income from our business segments in 4Q14, which exclude the effects of regulations, increased 5.7% QoQ and 22.0% YoY.

Efficiency ratio reached 36.9% in 4Q14

The Efficiency ratio reached 36.9% in 4Q14. For the full year 2014, the efficiency ratio reached 36.8% compared to 40.4% in 2013.

Operating expenses, excluding impairment and other operating expenses, increased 7.0% QoQ and 9.8% YoY in 4Q14. Personnel salaries and expenses increased 5.0% QoQ. This was mainly due to an increase in variable incentives given the solid year the Bank had in most segments. Administrative expenses decreased 0.9% QoQ and increased 10.3% YoY. This rise was mainly due to: (i) greater business activity that has resulted in higher system and data processing costs, (ii) the effects of a higher inflation rate over costs indexed to inflation and (iii) the on-going investments to continue optimizing the branch network.

3. Net client growth: number of new clients less number of clients leaving the bank during the period.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	4

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	4Q14	3Q14	4Q13	4Q14 / 4Q13	4Q14 / 3Q14
Net interest income	356,460	299,112	294,009	21.2%	19.2%
Net fee and commission income	59,639	56,065	56,140	6.2%	6.4%
Total financial transactions, net	30,037	27,818	32,983	(8.9)%	8.0%
Provision for loan losses	(109,796)	(99,365)	(88,039)	24.7%	10.5%
Operating expenses (excluding Impairment and Other operating expenses)	(153,600)	(143,599)	(139,905)	9.8%	7.0%
Impairment, Other operating income and expenses, net	(29,942)	(45,016)	(16,608)	80.3%	(33.5)%
Operating income	152,798	95,015	138,580	10.3%	60.8%
Net income attributable to shareholders	138,741	110,131	173,982	(20.3)%	26.0%
Net income/share (Ch$)	0.74	0.58	0.92	(20.3)%	26.0%
Net income/ADR (US$)[1]	0.49	0.39	0.71	(31.2)%	24.7%
Total loans	22,880,706	22,264,897	20,935,312	9.3%	2.8%
Deposits	16,894,437	16,255,927	15,296,035	10.4%	3.9%
Shareholders’ equity	2,609,896	2,482,733	2,325,678	12.2%	5.1%
Net interest margin	5.8%	5.0%	5.2%
Efficiency ratio	36.9%	38.3%	38.2%
Return on average equity[2]	21.7%	18.0%	19.7%
NPL / Total loans[3]	2.8%	2.9%	2.9%
Coverage NPLs	108.8%	104.1%	99.2%
Risk index[4]	3.1%	3.1%	2.9%
Cost of credit[5]	1.9%	1.8%	1.7%
Core Capital ratio	10.9%	10.6%	10.6%
BIS ratio	14.0%	13.7%	13.8%
Branches	474	475	493
ATMs	1,645	1,692	1,860
Employees	11,478	11,493	11,516
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate for each period.
2.	Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures. 4Q13 excludes the results from the sale of our asset management business.
3.	NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
4.	Risk Index: loan loss allowances divided by Total loans.
5.	Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	5

SECTION 2: YTD RESULTS BY BUSINESS SEGMENT

Positive revenue trends in all business segments in 2014

YTD	2014
(Ch$ million)	Individuals	SMEs[2]	Middle-market[3]	Global banking and markets [4]	Total segments[5]
Net interest income	611,520	269,483	219,307	87,737	1,188,047
Change YoY	1.1%	3.6%	13.4%	20.8%	5.0%
Fee income	150,148	47,011	29,405	21,952	248,516
Change YoY	5.9%	9.2%	0.7%	25.9%	7.4%
Core revenues[1]	761,668	316,494	248,712	109,689	1,436,563
Change YoY	2.0%	4.4%	11.7%	21.8%	5.4%
Financial transactions, net	11,929	6,529	16,342	55,180	89,980
Change YoY	36.6%	36.1%	14.8%	30.2%	28.3%
Provision expense	(166,296)	(162,734)	(42,309)	(3,086)	(374,425)
Change YoY	-22.3%	60.3%	32.7%	-81.7%	2.8%
Net operating profit[6]	607,301	160,289	222,745	161,783	1,152,118
Change YoY	12.2%	-22.4%	8.7%	39.9%	7.8%
1.	Core revenues: net interest income + fee income.
2.	SMEs: defined as companies with sales below than Ch$1,200 million per year.
3.	Middle-market: defined as companies with sales between Ch$1,200 million and Ch$10,000 million per year. Companies that engage in real estate industry that sell properties with annual sales exceeding Ch $800 million with no ceiling. Other companies such as large corporations with annual sales exceeding Ch$10.000 million and Institutional companies that serve institutions like universities, government entities and local and regional governments.
4.	Global banking and markets: defined as companies with sales over Ch$10,000 million per year or which are part of a large foreign or local economic group.
5.	Total segments exclude the results from the Financial Management and Corporate Activities.
6.	Net operating profit is defined as Net interest income + fee income + Total financial transactions, net - provision for loan losses.

In 2014, the net operating profit from the Bank’s business segments increased 7.9%. These results exclude our Corporate Center and the results from Financial Management, which includes, among other items, the impact of the inflation on results. Core revenues from our business segments (net interest income + fee income) increased 5.4% in 2014. This growth was achieved through higher client growth and greater product usage, which led to positive loan growth, an improved funding mix, a rebound in fee income and greater client treasury services. This was partially offset by lower margins in the Individuals segment due to the shift in the loan mix.

This rise in revenues was leveraged on the positive asset quality trends. The Bank has been shifting the loan mix towards less riskier segments with an aim to improve profitability net of risk. As a result, net operating profits from the Bank’s business segments increased 7.9% YoY. This result included the weaker results in the SME segment, which was affected by the re-calibration of the provisioning model in this segment in 3Q14.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	6

In 4Q14, net operating profit from the Bank’s business segments decreased 2.6% QoQ and increased 1.1% YoY. Core revenue from our business segments increased 1.4% QoQ and 8.8% YoY. The Bank continues to shift the loan mix to lower yielding, but less riskier loans, in order to maximize revenues net of risk. Fee growth in the segments continued to rebound, increasing 5.7% QoQ and 22.0% YoY.

Additionally, in the quarter the Bank recognized above normal provisions levels in Individuals, the SME and Middle-market segments  in the amount of approximately Ch$20 billion in order to bolster coverage ratios while asset quality indicators remained stable (See Provision for loan losses and asset quality).

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	7

SECTION 3: BALANCE SHEET ANALYSIS

LOANS

Loans up 9.3% YoY. Growth focused in segments with a higher risk-adjusted profitability

Loans	Quarter ended,			% Change
(Ch$ million)	Dec-14	Sep-14	Dec-13	Dec. 14 / 13	Dec. / Sept. 2014
Total loans to individuals[1]	11,836,082	11,342,245	10,474,663	13.0%	4.4%
Consumer loans	3,918,375	3,818,635	3,607,248	8.6%	2.6%
Residential mortgage loans	6,632,031	6,299,766	5,625,812	17.9%	5.3%
SMEs	3,354,840	3,316,030	3,228,865	3.9%	1.2%
Middle-market	5,444,869	5,385,840	5,035,780	8.1%	1.1%
Global banking and markets	2,201,913	2,289,922	2,268,440	(2.9)%	(3.8)%
Total loans [2]	22,880,706	22,264,897	20,935,312	9.3%	2.8%
1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

Total loans increased 2.8% QoQ and 9.3% YoY in 4Q14. In the quarter, the Bank continued to focus on its strategy of expanding the loan book in less riskier segments in an economic environment that remains healthy, but with growth decelerating.

Total loans to individuals increased 4.4% QoQ and 13.0% YoY. The Bank focused on expanding its loan portfolio in Mid-higher income segment, while remaining more selective in lower income segments. Loans in the Mid-high income segment increased 6.0% QoQ and 17.1% YoY. On the other hand, in the Santander Banefe unit, which attends lower income segments, the Bank’s loan portfolio increased 0.8% QoQ and 2.5% YoY, continuing the loan mix shift started in 2013. As of year-end 2014, 62% of the loans to individuals was in the Mid-higher income segments.

By products, total consumer loans increased 2.6% QoQ and 8.6% YoY. Residential mortgage loans expanded 5.3% QoQ and 17.9% YoY. Growth rates were partially affected by the higher inflation rates which results in a translation gain of mortgage loans, which are all denominated in Unidades de Fomento (UF or inflation linked pesos). Excluding the impact of inflation, mortgage loans grew 3.4% QoQ and 12.2% YoY. The Bank continues to focus on residential mortgage loans with loan-to-values (LTV) below 80% at origination. The LTV of the Bank’s residential mortgage loans was 71% at year-end 2014.

Lending to SMEs expanded 1.2% QoQ and 3.9% YoY. In the quarter, the Bank kept focusing its growth in SMEs clients that are also intensive in non-lending activities such as cash management, which tend to be the most profitable SMEs.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	8

In 4Q14, loans in the Middle-market segment  increased 1.1% QoQ and 8.1% YoY. Loan growth in this segment was focused on mid-sized exporters, which are benefitting from stronger external conditions and the weaker peso. This segment is also generating increasingly higher levels of business volumes in other areas such as cash management, which has helped to drive the rise in client deposits.

In the Global banking and markets, loans decreased 3.8% QoQ and 2.9% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not recurring between one quarter and the next. In 4Q14, various short-term working capital loans came due lowering loan volumes in this segment.

DEPOSITS

Total deposits increased 10.4% YoY, led by non-interest bearing demand deposits

Deposits	Quarter ended,			% Change
(Ch$ million)	Dec-14	Sep-14	Dec-13	Dec. 14 / 13	Dec. / Sept. 2014
Demand deposits	6,480,497	5,724,921	5,620,763	15.3%	13.2%
Time deposits	10,413,940	10,531,006	9,675,272	7.6%	(1.1)%
Total deposits	16,894,437	16,255,927	15,296,035	10.4%	3.9%
Loans to deposits[1]	96.2%	98.2%	100.1%
Avg. non-interest bearing demand deposits / Avg. interest earning assets	24.2%	23.9%	23.6%
1.	(Loans – residential mortgage loans) / (Time deposits + demand deposits).

Total deposits increased 3.9% QoQ and 10.4% YoY. The Bank continued to focus on increasing its core deposit base (all checking accounts plus time deposits from non-wholesale sources). Total core deposits increased 16.3% in 2014 and represented 77.9% of total deposits compared to 73.9% in 2013. This was led by the 13.2% QoQ and 15.3% YoY rise in non-interest bearing demand deposits. This more than offset the 1.1% QoQ reduction in time deposits, which was mainly due to a decline in deposits from institutional investors and large corporate clients. Time deposits from retail clients increased 6.0% QoQ.

1. Core deposits: all checking accounts plus non-Wholesale time deposits. Wholesale time deposits include deposits from: (i) banks and other financial institutions, (ii) economic groups with greater than 1% of short-term time deposits, (iii) economic groups with time deposits representing more than 2.5% of Core capital and, (iv) any other client defined as Wholesale. 2. Long-term Wholesale deposits include all time deposits with an average maturity greater than 120 days. 3. Short-term wholesale deposits have an average maturity of less than 120 days.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	9

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE in 4Q14 reached 21.7% with a core capital ratio of 10.9%

Equity	Quarter ended,			Change %
(Ch$ million)	Dec-14	Sep-14	Dec-13	Dec. 14 / 13	Dec. / Sept. 2014
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,307,761	1,307,761	1,130,991	15.6%	0.0%
Valuation adjustment	25,600	(4,444)	(5,964)	(529.2)%	(676.1)%
Retained Earnings:	385,232	288,113	309,348	24.5%	33.7%
Retained earnings prior periods	—	—	—	—%	—%
Income for the period	550,331	411,590	441,926	24.5%	33.7%
Provision for mandatory dividend	(165,099)	(123,477)	(132,578)	24.5%	33.7%
Equity attributable to shareholders	2,609,896	2,482,733	2,325,678	12.2%	5.1%
Non-controlling interest	33,083	31,461	28,504	16.1%	5.2%
Total Equity	2,642,979	2,514,194	2,354,182	12.3%	5.1%
Quarterly ROAE	21.7%	18.0%	19.7%[1]
1.	4Q13 ROE excludes the gain from the sale of our asset management business.

Shareholders’ equity totaled Ch$2,609,896 million as of December 2014. The ROAE was 21.7% in 4Q14 and 22.5% for the full year 2014. The Core Capital ratio reached 10.9% at the same date. Santander Chile has the highest core capital ratio among its main competitors and has achieved this robust capital level without issuing new shares in 12 years. Chilean regulations only permit the inclusion of voting common shareholders’ equity as Tier I capital. The Bank’s BIS ratio1 reached 14.0% at the same date.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Dec-14	Sep-14	Dec-13	Dec. 14 / 13	Dec. / Sept. 2014
Tier I (Core Capital)	2,609,896	2,482,733	2,325,678	12.2%	5.1%
Tier II	744,806	732,794	708,063	5.2%	1.6%
Regulatory capital	3,354,702	3,215,527	3,033,741	10.6%	4.3%
Risk weighted assets	23,946,126	23,474,373	21,948,981	9.1%	2.0%
Tier I (Core capital) ratio	10.9%	10.6%	10.6%
BIS ratio[1]	14.0%	13.7%	13.8%
1.	BIS ratio: Regulatory capital divided by risk-weighted assets according to SBIF BIS I definitions.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	10

SECTION 4: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Higher inflation, solid loan growth and better funding mix income drive Net interest income

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	4Q14	3Q14	4Q13	4Q14 / 4Q13	4Q14 / 3Q14
Client net interest income[1]	304,418	302,108	286,437	6.3%	0.8%
Non-client net interest income[1]	52,042	(2,996)	7,572	587.3%	—%
Net interest income	356,460	299,112	294,009	21.2%	19.2%
Average interest-earning assets	24,483,371	23,787,024	22,470,077	9.0%	2.9%
Average loans	22,659,565	22,090,451	20,599,268	10.0%	2.6%
Interest earning asset yield[2]	10.1%	8.0%	9.2%
Cost of funds[3]	4.8%	3.3%	4.2%
Client net interest margin[4]	5.4%	5.5%	5.6%
Net interest margin (NIM)[5]	5.8%	5.0%	5.2%
Quarterly inflation rate[6]	1.88%	0.60%	0.94%
Central Bank reference rate	3.00%	3.25%	4.50%
Avg. 10 year Central Bank yield (real)	1.54%	1.49%	2.17%

1. Please refer to footnote 4 at the end of this page.

2. Interest income divided by interest earning assets.

3. Interest expense divided by sum of interest bearing liabilities and demand deposits.

4. Annualized Client Net interest income divided by average loans.

5. Annualized Net interest income divided by average interest earning assets.

6. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 4Q14, Net interest income increased 19.2% QoQ and 21.2% mainly due to the higher quarterly inflation rate, solid loan growth and the better funding mix. The Net interest margin (NIM) in 4Q14 reached 5.8% compared to 5.0% in 3Q14 and 5.2% in 4Q13. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income4.

4. Client net interest income (NII) is Net interest income from all client activities such as loans and deposits minus the internal transfer rate. Non-client NII is NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as financial transactions net.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	11

Client net interest income. In 4Q14, Client net interest income increased 0.8% QoQ and 6.3% YoY, driven mainly by loan growth and the improved funding mix. Average loans increased 2.6% QoQ and 10.0% YoY. Client NIMs (defined as Client net interest income divided by average loans) reached 5.4% in 4Q14 compared to 5.5% in 3Q14 and 5.6% in 4Q13.

In 4Q14, Client NIMs in the Middle-market and Corporate segments increased as loan spreads have remained stable and the funding mix improved. This was offset by the reduction in client NIMs in Individuals. This was mainly due to the shift in the loan mix to higher income segments, which have a lower risk profile. This strategy has resulted in lower provisions and charge-offs. For the full year 2014, net interest income in the Individual segment, net of provisions increased 13.9% and the client margin in this segment, net of provisions reached 4.0% compared to 3.9% in 2013.

Non-client net interest income. The rise in Non-client net interest income was due to the higher quarterly inflation rate. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. In 4Q14, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 1.9% compared to 0.6% in 3Q14 and 0.9% in 4Q13. The gap between assets and liabilities indexed to the UF averaged Ch$4,251 billion (US$7.0 billion) in 4Q14. This implies that for every 100 basis point change in inflation, our Net interest income increases or decrease by Ch$43 billion, all other factors equal. The existence of this gap is mainly due to the Bank’s lending and funding activities.

We expect UF inflation in 1Q15 to be approximately -0.7% and 1% in 2Q15.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	12

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Stable asset quality. Coverage ratio of NPLs increased to 108.8%

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q14	3Q14	4Q13	4Q14 / 4Q13	4Q14 / 3Q14
Gross provisions	(71,450)	(69,273)	(59,946)	19.2%	3.1%
Charge-offs[1]	(54,118)	(44,468)	(44,283)	22.2%	21.7%
Gross provisions and charge-offs	(125,568)	(113,741)	(104,229)	20.5%	10.4%
Loan loss recoveries	15,772	14,376	16,190	(2.6)%	9.7%
Provision for loan losses	(109,796)	(99,365)	(88,039)	24.7%	10.5%
Total loans[2]	22,880,706	22,264,897	20,935,312	9.3%	2.8%
Total reserves (RLL)	700,768	673,620	608,291	15.2%	4.0%
Non-performing loans[3] (NPLs)	644,327	646,814	613,301	5.1%	(0.4)%
NPLs commercial loans	367,791	372,511	364,890	0.8%	(1.3)%
NPLs residential mortgage loans	179,417	175,068	155,688	15.2%	2.5%
NPLs consumer loans	97,119	99,235	92,723	4.7%	(2.1)%
Impaired loans[4]	1,617,251	1,585,208	1,477,701	9.4%	2.0%
Impaired commercial loans	883,165	864,466	804,888	9.7%	2.2%
Impaired residential mortgage loans	370,603	353,489	323,401	14.6%	4.8%
Impaired consumer loans	363,484	367,253	349,412	4.0%	(1.0)%
Cost of credit[5]	1.94%	1.80%	1.71%
Risk Index[6] (RLL / Total loans)	3.1%	3.0%	2.9%
NPL / Total loans	2.8%	2.9%	2.9%
NPL / Commercial loans	3.0%	3.1%	3.1%
NPL / Residential mortgage loans	2.7%	2.8%	2.8%
NPL / Consumer loans	2.5%	2.6%	2.6%
Impaired loans / total loans	7.1%	7.1%	7.1%
Impaired commercial loan ratio	7.2%	7.1%	6.9%
Impaired mortgage loan ratio	5.6%	5.6%	5.7%
Impaired consumer loan ratio	9.3%	9.6%	9.7%
Coverage of NPLs[7]	108.8%	104.1%	99.2%
Coverage of NPLs ex-mortgage[8]	140.2%	132.8%	123.5%
Coverage of commercial NPLs	108.2%	101.4%	82.3%
Coverage of mortgage NPLs	27.2%	27.0%	27.8%
Coverage of consumer NPLs	261.6%	250.4%	285.3%
1.	Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2.	Excludes interbank loans.
3.	Full balance of loans with at least one installment 90 days or more overdue.
4.	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
5.	Annualized quarterly provision for loan losses divided by average loans. Averages are calculated using monthly figures.
6.	Loan loss allowances divided by Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks of Chile guidelines.
7.	Loan loss allowances divided by NPLs.
8.	Loan loss allowance of commercial and consumer loans divided by NPLs of commercial and consumer loans.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	13

The Bank’s total Non-performing loans (NPLs) ratio decreased to 2.8% in 4Q14 compared to 2.9% in 3Q14 and 2.9% in 4Q13. Total Coverage of NPLs in 4Q14 reached 108.8% compared to 104.4% in 3Q14 and 99.2% in 4Q13.

Provision for loan losses increased 10.5% QoQ and 24.7% YoY in 4Q14. During the quarter, three factors affected provision for loan losses: (i) loan growth resulted in higher provisions as the Bank’s expected loss models require the recognition of provisions the moment loans are granted; (ii) the Bank recognized approximately Ch$20 billion in above normal provision from further improvements made to the provisioning model in consumer lending and the downgrading of certain loan positions, mainly in the SME and middle-market segment  and; (iii) the depreciation of the exchange rate and the higher inflation rate in the quarter resulted in greater provisions over loans denominated in foreign currency and in UFs.

For the whole year in 2014, the Bank’s total Provision for loan losses increased 2.9% in 2014 compared to 2013 and the Cost of credit reached 1.71% in 2014 compared to 1.84% in 2013. These figures reflect that despite the slowdown in economic activity, the Bank’s asset quality remained healthy throughout the year. As of November 2014, the Provision for loan losses in the Chilean banking system, excluding Santander, increased 19.7% YoY.

By product, the evolution of provision for loan losses in 4Q14 was as following:

Provision for loan losses	Quarter			Change %
(Ch$ million)	4Q14	3Q14	4Q13	4Q14 / 4Q13	4Q14 / 3Q14
Commercial loans	(56,790)	(86,411)	(47,949)	18.4%	(34.3)%
Residential mortgage loans	(4,144)	(3,270)	(3,907)	6.1%	26.7%
Consumer loans	(48,862)	(9,684)	(36,183)	35.0%	404.6%
Provision for loan losses	(109,796)	(99,365)	(88,039)	24.7%	10.5%

Provisions for loan losses for consumer loans increased 404.6% QoQ and 35.0% YoY. The Bank in the quarter continued to perform minor adjustments on its consumer loan-provisioning model and set around Ch$10,000 million in one-time provisions. Therefore, the total impact in 2014 due to re-calibration of the consumer loan model was a net reversal of Ch$26.6 billion.

Asset quality in the consumer loan book evolved favorably. The ratio of Impaired consumer loans (consumer NPLs + renegotiated consumer loans) to total consumer loans reached 9.3% compared to 9.6% in 3Q14 and 9.7% in 4Q13. The consumer NPL ratio fell to 2.5% in 4Q14 from 2.6% in 3Q14 and 4Q13. The coverage ratio of consumer NPLs reached 262% in 4Q14 compared to 250% in 3Q13 and 285% in 4Q13. The reduction in coverage compared to 4Q13 is due to the reversal of provisions from the recalibration of the consumer model performed in 2014, as mentioned in the previous paragraph.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	14

Provisions for loan losses for residential mortgage loans increased 26.7% QoQ and 6.1% YoY in the quarter. These increases were mainly due to loan growth and the impacts of a higher inflation rate on provision expense. Asset quality remained stable in this product. The Mortgage NPL ratio reached 2.7% in 4Q14 compared to 2.8% in both 3Q14 and 4Q13. The evolution of the Impaired mortgage loans ratio remained stable at 5.6% QoQ and decreased from 5.7% in 4Q13. The Impaired mortgage loan ratio is a broader measure of asset quality and mainly includes non-performing or renegotiated residential mortgage loans. Growth in this product has been focused on mortgages with loan-to-value ratios below 80%. The LTV of the Bank’s mortgage loan book was 71% at year-end 2014.

Provision for loan losses for commercial loans decreased 34.3% QoQ and increased 18.4% YoY. The QoQ decrease in net provision expense in commercial loans was mainly due to the impacts recognized in 3Q14 from the re-calibration of the SME expected loan loss provisioning model. In 3Q14, the Bank recognized a one-time provision expense of Ch$45,141 million in the SME segment because of this process. In 4Q14, the Bank performed additional downgrades on some loan positions mainly in the SME and Middle-market segments in an amount of approximately Ch$10,000 million in order to bolster the coverage ratio of these clients loan position in light of the lower growth environment.

Overall asset quality trends in commercial lending were stable and the Coverage ratio increased significantly following the actions taken in 2014 to bolster this indicator. The Commercial NPL ratio reached 3.0% in 4Q14 compared to 3.1% in 3Q13 and 3.1% in 4Q13. The Impaired commercial loan ratio reached 7.2% compared to 7.1% in 3Q14 and 6.9% in 4Q13. The Coverage ratio of commercial NPLs increased to 108.2% at year-end 2014 compared to 101.4% in 3Q14 and 82.3% at year-end 2013.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	15

NET FEE AND COMMISSION INCOME

Fee income continued to rebound

Net Fee and Commission Income	Quarter			Change %
(Ch$ million)	4Q14	3Q14	4Q13	4Q14 / 4Q13	4Q14 / 3Q14
Credit, debit & ATM card fees	11,095	10,671	9,694	14.5%	4.0%
Insurance brokerage	9,807	8,241	8,880	10.4%	19.0%
Guarantees, pledges and other contingent operations	8,606	8,260	7,450	15.5%	4.2%
Asset management	8,222	8,622	7,575	8.5%	(4.6)%
Collection fees	8,198	8,284	11,548	(29.0)%	(1.0)%
Checking accounts	7,451	7,256	7,047	5.7%	2.7%
Fees from brokerage	2,052	2,431	1,486	38.0%	(15.6)%
Lines of credit	1,793	1,752	1,825	(1.8)%	2.3%
Other Fees	2,417	548	635	280.6%	341.1%
Net fee and commission income	59,639	56,065	56,140	6.2%	6.4%

Net fee and commission income increased 6.4% QoQ and 6.2% YoY. Fee and commission income continued to rebound as the Bank’s client base has been steadily expanding. The Bank achieved positive net client growth for the 7th consecutive quarter. The client base has grown 7.2% in this stretch, which started at the end of 1Q13 when the Bank completed the development of the CRM and launched the Santander Select brand for higher income clients. Clients in the higher income segments, increased 17% in the same period. As of December 2014, the Bank had 3.6 million clients.

Because of the rise in clients, checking account, insurance brokerage and card related fees showed positive growth trends. Other fees were increased mainly as a result of greater financial advisory services performed by our corporate clients. These positive figures were partially offset by the decrease in collection fees that are negatively affected this year by the refund of insurance premiums for mortgage loans that are pre-paid. Weaker equity markets also negatively affected the QoQ evolution of asset management and brokerage fees.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	16

By business segments , the evolution of fee income was as follows:

Fee Income	Quarter			Change %
(Ch$ million)	4Q14	3Q14	4Q13	4Q14 / 4Q13	4Q14 / 3Q14
Individuals	39,197	38,804	32,475	20.7%	1.0%
SMEs	12,570	12,051	10,954	14.8%	4.3%
Middle-market	7,512	7,253	6,916	8.6%	3.6%
Corporate	7,090	4,693	4,067	74.3%	51.1%
Sub-total	66,369	62,801	54,412	22.0%	5.7%
Others[1]	(6,730)	(6,736)	1,728	—%	-0.1%
Total	59,639	56,065	56,140	6.2%	6.4%
1.	Others include Financial management, the Corporate Activities and the effects of the change in regulations on fees.

Fees from our business segments, which exclude the effects of regulations and other non-segmented fees, increased 5.7% QoQ and 22.0% YoY. This evolution of fees reflects the Bank’s efforts of expanding the client base and to increase cross-selling in the retail segments. Fees from Corporate banking also evolved positively in the quarter due to strong performance in financial advisory and transactional services in the quarter.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	17

TOTAL FINANCIAL TRANSACTIONS, NET

Lower interest rates boost mark-to-market gains

Total financ. transactions, net *	Quarter			Change %
(Ch$ million)	4Q14	3Q14	4Q13	4Q14 / 4Q13	4Q14 / 3Q14
Net profit (loss) from fin. operations	(101,975)	24,693	(82,592)	23.5%	—%
Foreign exchange profit (loss), net	132,012	3,125	115,575	14.2%	4124.4%
Total finance. transactions, net	30,037	27,818	32,983	(8.9)%	8.0%
*	These results mainly include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Financial investments held for trading, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly include the translation gains or losses of assets and a liability denominated in foreign currency.

Results from Total financial transactions, net were a gain of Ch$30,037 million in 4Q14, increasing 8.0% compared to 3Q14 and decreasing 8.9% YoY. In order to understand more clearly these line items, we present them by business area in the table below.

Total financ. transactions, net	Quarter			Change %
(Ch$ million)	4Q14	3Q14	4Q13	4Q14 / 4Q13	4Q14 / 3Q14
Santander Global Connect[1]	13,577	13,115	13,465	0.8%	3.5%
Market-making	3,437	7,192	5,796	(40.7)%	(52.2)%
Client treasury services	17,014	20,307	19,261	(11.7)%	(16.2)%
Non-client treasury income	13,023	7,511	13,722	(5.1)%	73.4%
Total financ. transactions, net	30,037	27,818	32,983	(8.9)%	8.0%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

Client treasury services decreased 16.2% QoQ and 11.7% YoY in 4Q14. The QoQ decline in this line item was due to lower market-making activity on behalf of clients. On the other hand, the result from Santander Global Connect (SGC), the Bank’s platform for selling treasury products to clients, continued to show positive results in the quarter. This was mainly a result of greater demand for foreign currency hedging on behalf of our clients as the peso depreciated in the quarter.

Non-client treasury income increased 73.4% QoQ due to higher gains from mark-to-market of our fixed income portfolio as mid and long term interest rates continued to fall in the local market. The Bank’s fixed income portfolio is mainly comprised of Chilean Central Bank instruments.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	18

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reached 38.6% in 2014

Operating expenses	Quarter			Change %
(Ch$ million)	4Q14	3Q14	4Q13	4Q14 / 4Q13	4Q14 / 3Q14
Personnel salaries and expenses	(90,869)	(86,503)	(78,433)	15.9%	5.0%
Administrative expenses	(51,880)	(52,360)	(47,024)	10.3%	(0.9)%
Depreciation & amortization	(10,851)	(4,736)	(14,448)	(24.9)%	129.1%
Operating expenses, excluding impairment and other operating expenses	(153,600)	(143,599)	(139,905)	9.8%	7.0%
Impairment	(53)	(36,582)	(31)	71.0%	(99.9)%
Branches	474	475	493	(3.9)%	(0.2)%
Traditional	273	273	274	(0.4)%	0.0%
Companies and institutional centers	5	3	-	—%	66.7%
Select	51	47	46	10.9%	8.5%
Banefe	67	68	77	(13.0)%	(1.5)%
Payment centers & others	78	84	96	(18.8)%	(7.1)%
ATMs	1,645	1,692	1,860	(11.6)%	(2.8)%
Employees	11,478	11,493	11,516	(0.3)%	(0.1)%
Efficiency ratio[1]	36.9%	38.3%	38.2%
1.	Efficiency ratio: Operating expenses less impairment of property, plant and equipment divided by Operating income. Operating income = Net interest income + Net fee and commission income+ Total financial transactions, net + Other operating income and expenses.

Operating expenses, excluding impairment and other operating expenses, increased 7.0% QoQ and 9.8% YoY in 4Q14.

Personnel salaries and expenses increased 5.0% QoQ. This was mainly due to an increase in variable incentives given the solid year the Bank had in most segments (~20% of personnel expenses are variable incentives). The 15.9% YoY increase in personnel expenses also reflects the impact of a higher inflation rate over salaries, which are indexed to inflation. Headcount levels remained stable compared to 3Q14 and 4Q13 despite increased business activity. This increase in productivity is mainly due to the benefits being generated by the Bank’s CRM (Customer Relationship Management) platform implemented in 2013.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	19

Administrative expenses decreased 0.9% QoQ and increased 10.3% YoY. This rise was mainly due to: (i) greater business activity that has resulted in higher system and data processing costs, (ii) the effects of a higher inflation rate over costs indexed to inflation and (iii) the on-going investments to continue optimizing the branch network. In the quarter, the Bank opened 4 Santander Select branches and 2 specialized Middle-market centers outside of Santiago. Simultaneously, the Bank closed 6 Super Caja payment centers and 1 additional Banefe branch. The Bank also continued to optimize the ATM network in order to adjust to new security procedures and to remove unprofitable machines. The Bank remained focused on growing through complementary channels such as internet, phone and mobile banking. This is allowing the Bank to reduce the size of its brick and mortar distribution network while improving its distribution capabilities.

Depreciation and amortization expenses increased 129.1% QoQ. In 3Q14, the Bank performed a one-time impairment of intangibles charge of Ch$36,577 million, mainly systems. Because of this charge, in 3Q14 the Bank also reversed the year-to-date amortization expense of those intangibles charged-off, resulting in a lower than normal amortization expense in 3Q14. The 24.9% YoY decline in amortization and depreciation in 4Q14 was due to the lower amount of intangible assets that are now being amortized following the one-time charge in 3Q14. Going forward, Depreciation and amortization expense should be similar to 4Q14 levels plus the impact in the growth of fixed asset and intangibles.

The Efficiency ratio reached 36.9% in 4Q14. For the full year 2014, the efficiency ratio reached 36.8% compared to 40.4% in 2013.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	20

OTHER OPERATING INCOME, NET & INCOME TAX

Other operating income, net and Corporate tax	Quarter			Change %
(Ch$ million)	4Q14	3Q14	4Q13	4Q14 / 4Q13	4Q14 / 3Q14
Other operating income	2,111	3,728	4,639	(54.5)%	(43.4)%
Other operating expenses	(32,000)	(12,162)	(21,216)	50.8%	163.1%
Other operating income, net	(29,889)	(8,434)	(16,577)	80.3%	254.4%
Income from investments in associates and other companies	826	500	78,050	(98.9)%	65.2%
Income tax income (expense)	(13,262)	18,941	(41,520)	(68.1)%	(—)%
Effective income tax rate	8.6%	n/a	19.2%

Other operating income, net, totaled a loss of Ch$29,889 million in 4Q14 compared to a gain of Ch$8,434 million in 3Q14 and a gain of Ch$16,577 million in 4Q13. This net loss in comparison to net gain QoQ and YoY was mainly due to greater provisions for non-credit contingencies and greater expenses related to the maintenance and charge-off of repossessed assets.

In 4Q13, Income from investment in other companies totaled Ch$78,050 million. This included the Ch$78,122 million pre-tax gain from the sale of the Bank’s subsidiary Santander Asset Management. This operation was approved in an extraordinary shareholders’ meeting held in December 2013.

Income tax expenses in 4Q14 totaled Ch$13,262 million. As a reminder, in September 2014, the new tax bill became effective. This increased the statutory corporate tax rate from 20% to 21% in 2014, which was retroactive for the entire year. The corporate tax rate will increase to 22.5% in 2015 and 24% in 2016. Beginning in 2017, a corporation’s shareholders meeting will have to choose between two alternative tax schemes. Under the first scheme, the corporation would be subject to a 25% corporate tax rate but receive no tax benefits for reinvesting profits. Under the second scheme, the corporation would pay a 27% corporate tax rate, but would receive partial tax benefits for reinvesting profits. This modification of the corporate tax rate resulted in a one-time non-cash income of Ch$35,411 million (Ch$32,822 million attributable to net income to shareholders; the difference is attributable to non-controlling interest), which was recognized in the income tax expense line in 3Q14. This occurs since the Bank has more deferred tax assets than liabilities. When the statutory rates were modified, the Bank’s net deferred tax assets increased, as the future tax rates used to calculate these assets rose from 20% to 27%.

Income tax expense in 4Q14 included an additional Ch$6,083 million one-time income tax gain as further adjustments were made to the re-calculation of deferred tax assets, following greater regulatory clarity regarding the implementation of the new tax law. The higher inflation rate also resulted in a higher adjustment of the Bank’s capital by the Consumer Price Index, which translates into lower taxable net income in the tax books. As a result, of all of the above, the effective income tax rate was 8.6% in 4Q14.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	21

Below is a summary of our year-to-date income tax expense and effective rate.

YTD income tax[1]
(Ch$ million)	12M14	12M13	Var. (%)
Net income before taxes	601,863	538,528	11.8%
Price level restatement of capital[2]	(171,420)	(60,660)	182.6%
Net income before taxes adjusted for price level restatement	430,443	477,868	(9.9)%
Statutory Tax rate	21.0%	20.0%	+1%
Income tax expense at statutory rate	(90,393)	(95,574)	(5.4)%
Tax benefits[3]	3,347	1,107	202.3%
Impact from deferred tax assets[4]	41,494	—	—%
Income tax	(45,552)	(94,467)	(51.8)%
Effective tax rate	7.6%	17.5%
1.	This table is for informational purposes only. Please refer to note 14 in our financials for more details.
2.	For tax purposes, Capital is re-adjusted by CPI inflation.
3.	Include mainly tax credits from property taxes paid on leased assets.
4.	This gain arises from the difference between the Bank’s accounting and tax books regarding how provisions and charge-offs are recognized. When the statutory rate was modified, the Bank’s net deferred tax assets increased as the future tax rate used to calculate this asset was increased from 20% to 27%.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	22

SECTION 5: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All ratings have outlook stable.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A3
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate

Shares	1CN1	1CN1

Short-term deposits	N1+	N1+

Long-term deposits	AAA	AAA

Mortgage finance bonds	AAA	AAA

Senior bonds	AAA	AAA

Subordinated bonds	AA	AA+

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	23

SECTION 6: SHARE PERFORMANCE

As of Dec. 31, 2014

Ownership Structure:

ADR Price Evolution

Santander ADR vs. SP500

  (Base 100 = 12/31/2013)

ADR price (US$) 12M14

12/31/14:	19.72
Maximum (12M14):	26.91
Minimum (12M14):	19.19

Market Capitalization: US$9,290 million

P/E 12 month trailing*:	10.4
P/BV (12/31/14)**:	2.2
Dividend yield***:	4.1%

*	Price as of Dec 31, 2014 / 12mth. earnings
**	Price as of Dec 31, 2014 / Book value as of 12/31/14
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 12M14

US$ million

Local Share Price Evolution

Santander vs IPSA Index

(Base 100 = 12/31/2013)

Local share price (Ch$) 12M14

12/31/14:	30.33
Maximum (12M14):	37.32
Minimum (12M14):	26.81

Dividends:

Year paid	Ch$/share	% of previous year’s
		earnings
2011:	1.52	60%
2012:	1.39	60%
2013:	1.24	60%
2014:	1.41	60%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	24

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Dec-14	Dec-14	Dec-13	Dec 14 / Dec. 13
Assets	US$ths	Ch$ million		% Chg.

Cash and deposits in banks	2,644,762	1,608,888	1,571,810	2.4%
Cash items in process of collection	873,495	531,373	604,077	(12.0)%
Trading investments	1,273,675	774,815	287,567	169.4%
Investments under resale agreements	-	-	17,469	—%
Financial derivative contracts	4,483,690	2,727,563	1,494,018	82.6%
Interbank loans, net	19,591	11,918	125,395	(90.5)%
Loans and account receivables from customers, net	36,460,372	22,179,938	20,327,021	9.1%
Available for sale investments	2,714,970	1,651,598	1,700,993	(2.9)%
Held-to-maturity investments	-	-	-	—%
Investments in associates and other companies	29,448	17,914	9,681	85.0%
Intangible assets	67,370	40,983	66,703	(38.6)%
Property, plant and equipment	347,773	211,561	180,215	17.4%
Current taxes	3,684	2,241	1,643	36.4%
Deferred taxes	463,911	282,211	230,215	22.6%
Other assets	810,700	493,173	400,025	23.3%
Total Assets	50,193,441	30,534,176	27,016,832	13.0%
	Dec-14	Dec-14	Dec-13	Dec 14 / Dec. 13
Liabilities	US$ths	Ch$ million		% Chg.
Deposits and other demand liabilities	10,652,930	6,480,497	5,620,763	15.3%
Cash items in process of being cleared	462,346	281,259	276,379	1.8%
Obligations under repurchase agreements	644,594	392,126	208,972	87.6%
Time deposits and other time liabilities	17,118,899	10,413,940	9,675,272	7.6%
Financial derivatives contracts	4,210,517	2,561,384	1,300,109	97.0%
Interbank borrowings	2,024,561	1,231,601	1,682,377	(26.8)%
Issued debt instruments	9,509,825	5,785,112	5,198,658	11.3%
Other financial liabilities	337,194	205,125	189,781	8.1%
Current taxes	1,771	1,077	50,242	(97.9)%
Deferred taxes	12,544	7,631	25,088	(69.6)%
Provisions	510,565	310,592	236,232	31.5%
Other liabilities	363,048	220,853	198,777	11.1%
Total Liabilities	45,848,794	27,891,197	24,662,650	13.1%

Equity
Capital	1,465,164	891,303	891,303	0.0%
Reserves	2,149,756	1,307,761	1,130,991	15.6%
Valuation adjustments	42,082	25,600	(5,964)	—%
Retained Earnings:	633,262	385,232	309,348	24.5%
Retained earnings from prior years	-	-	-	—%
Income from the period	904,659	550,331	441,926	24.5%
Minus: Provision for mandatory dividends	(271,397)	(165,099)	(132,578)	24.5%
Total Shareholders' Equity	4,290,264	2,609,896	2,325,678	12.2%
Non-controlling interest	54,383	33,083	28,504	16.1%
Total Equity	4,344,647	2,642,979	2,354,182	12.3%
Total Liabilities and Equity	50,193,441	30,534,176	27,016,832	13.0%

The exchange rate used to calculate the figures in dollars was Ch$608.33 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	25

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Dec-14	Dec-14	Dec-13	Dec. 14 / Dec. 13
	US$ths.	Ch$ million		% Chg.

Interest income	3,660,872	2,227,018	1,871,204	19.0%
Interest expense	(1,495,757)	(909,914)	(794,442)	14.5%
Net interest income	2,165,115	1,317,104	1,076,762	22.3%
Fee and commission income	602,845	366,729	346,120	6.0%
Fee and commission expense	(229,228)	(139,446)	(116,284)	19.9%
Net fee and commission income	373,617	227,283	229,836	(1.1)%
Net profit (loss) from financial operations	(248,752)	(151,323)	(28,613)	428.9%
Net foreign exchange gain	447,474	272,212	144,726	88.1%
Total financial transactions, net	198,722	120,889	116,113	4.1%
Other operating income	24,385	14,834	20,508	(27.7)%
Net operating profit before provisions for loan losses	2,761,839	1,680,110	1,443,219	16.4%
Provision for loan losses	(615,506)	(374,431)	(364,031)	2.9%
Net operating profit	2,146,333	1,305,679	1,079,188	21.0%
Personnel salaries and expenses	(557,079)	(338,888)	(308,344)	9.9%
Administrative expenses	(337,233)	(205,149)	(188,191)	9.0%
Depreciation and amortization	(72,612)	(44,172)	(61,074)	(27.7)%
Operating expenses excluding Impairment and Other operating expenses	(966,924)	(588,209)	(557,609)	5.5%
Impairment of property, plant and equipment	(60,270)	(36,664)	(244)	14926.2%
Other operating expenses	(133,329)	(81,108)	(62,351)	30.1%
Total operating expenses	(1,160,523)	(705,981)	(620,204)	13.8%
Operating income	985,810	599,698	458,984	30.7%
Income from investments in associates and other companies	3,559	2,165	79,544	(97.3)%
Income before taxes	989,369	601,863	538,528	11.8%
Income tax expense	(74,880)	(45,552)	(94,467)	(51.8)%
Net income from ordinary activities	914,489	556,311	444,061	25.3%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Non-controlling interest	9,830	5,980	2,135	180.1%
Net income attributable to shareholders	904,659	550,331	441,926	24.5%

The exchange rate used to calculate the figures in dollars was Ch$608.33 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	26

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	4Q14	4Q14	3Q14	4Q13	4Q14 / 4Q13	4Q14 / 3Q14
	US$ths.	Ch$mn			% Chg.
Interest income	1,015,245	617,604	477,317	515,130	19.9%	29.4%
Interest expense	(429,280)	(261,144)	(178,205)	(221,121)	18.1%	46.5%
Net interest income	585,965	356,460	299,112	294,009	21.2%	19.2%
Fee and commission income	159,963	97,310	89,982	87,979	10.6%	8.1%
Fee and commission expense	(61,925)	(37,671)	(33,917)	(31,839)	18.3%	11.1%
Net fee and commission income	98,038	59,639	56,065	56,140	6.2%	6.4%
Net profit (loss) from financial operations	(167,631)	(101,975)	24,693	(82,592)	23.5%	-%
Net foreign exchange gain	217,007	132,012	3,125	115,575	14.2%	4124.4%
Total financial transactions, net	49,376	30,037	27,818	32,983	(8.9)%	8.0%
Other operating income	3,470	2,111	3,728	4,639	(54.5)%	(43.4)%
Net operating profit before provisions for loan losses	736,849	448,247	386,723	387,771	15.6%	15.9%
Provision for loan losses	(180,488)	(109,796)	(99,365)	(88,039)	24.7%	10.5%
Net operating profit	556,361	338,451	287,358	299,732	12.9%	17.8%
Personnel salaries and expenses	(149,375)	(90,869)	(86,503)	(78,433)	15.9%	5.0%
Administrative expenses	(85,283)	(51,880)	(52,360)	(47,024)	10.3%	(0.9)%
Depreciation and amortization	(17,837)	(10,851)	(4,736)	(14,448)	(24.9)%	129.1%
Operating expenses excluding Impairment and Other operating expenses	(252,495)	(153,600)	(143,599)	(139,905)	9.8%	7.0%
Impairment of property, plant and equipment	(87)	(53)	(36,582)	(31)	71.0%	(99.9)%
Other operating expenses	(52,603)	(32,000)	(12,162)	(21,216)	50.8%	163.1%
Total operating expenses	(305,185)	(185,653)	(192,343)	(161,152)	15.2%	(3.5)%
Operating income	251,176	152,798	95,015	138,580	10.3%	60.8%
Income from investments in associates and other companies	1,358	826	500	78,050	(98.9)%	65.2%
Income before taxes	252,534	153,624	95,515	216,630	(29.1)%	60.8%
Income tax expense	(21,801)	(13,262)	18,941	(41,520)	(68.1)%	—%
Net income from ordinary activities	230,733	140,362	114,456	175,110	(19.8)%	22.6%
Net income discontinued operations	-	-	-	-
Net income attributable to:
Non-controlling interest	2,665	1,621	4,325	1,128	43.7%	(62.5)%
Net income attributable to shareholders	228,069	138,741	110,131	173,982	(20.3)%	26.0%

The exchange rate used to calculate the figures in dollars was Ch$608.33 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	27

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Dec-13	Mar-14	Jun-14	Sep-14	Dec-14
(Ch$ millions)
Loans
Consumer loans	3,607,248	3,696,198	3,736,553	3,818,635	3,918,375
Residential mortgage loans	5,625,812	5,841,152	6,095,929	6,299,766	6,632,031
Commercial loans	11,702,252	11,918,520	11,951,802	12,146,496	12,330,300
Total loans	20,935,312	21,455,870	21,784,284	22,264,897	22,880,706
Allowance for loan losses	(608,291)	(626,452)	(642,633)	(673,620)	(700,768)
Total loans, net of allowances	20,327,021	20,829,418	21,141,651	21,591,277	22,179,938

Loans by segment
Individuals	10,474,663	10,827,707	11,049,148	11,342,245	11,836,082
SMEs	3,228,865	3,289,191	3,293,787	3,316,030	3,354,840
Companies and institutional lending	5,035,780	5,116,788	5,171,768	5,385,840	5,444,869
Corporate	2,268,440	2,168,967	2,315,308	2,289,922	2,201,913

Deposits
Demand deposits	5,620,763	5,610,373	5,664,560	5,724,921	6,480,497
Time deposits	9,675,272	9,640,601	9,310,661	10,531,006	10,413,940
Total deposits	15,296,035	15,250,974	14,975,221	16,255,927	16,894,437
Loans / Deposits1	100.1%	102.4%	104.8%	98.2%	96.2%

Average balances
Avg. interest earning assets	22,470,077	23,121,712	23,226,246	23,787,024	24,483,371
Avg. loans	20,599,268	21,241,689	21,661,513	22,090,451	22,659,565
Avg. assets	26,643,136	27,884,085	27,989,256	28,911,456	30,424,886
Avg. demand deposits	5,300,996	5,542,214	5,767,539	5,693,382	5,922,829
Avg equity	2,263,385	2,376,656	2,391,833	2,449,630	2,552,031
Avg. free funds	7,564,381	7,918,870	8,159,372	8,143,011	8,474,860

Capitalization
Risk weighted assets	21,948,981	22,649,033	22,634,232	23,474,373	23,946,126
Tier I (Shareholders' equity)	2,325,678	2,424,863	2,416,870	2,482,733	2,609,896
Tier II	708,063	715,010	726,457	732,794	744,806
Regulatory capital	3,033,741	3,139,873	3,143,327	3,215,527	3,354,702
Tier I ratio	10.6%	10.7%	10.7%	10.6%	10.9%
BIS ratio	13.8%	13.9%	13.9%	13.7%	14.0%

Profitability & Efficiency
Net interest margin	5.2%	5.4%	6.0%	5.0%	5.8%
Efficiency ratio2	38.2%	35.6%	36.4%	38.3%	36.9%
Avg. Demand deposits / interest earning assets	23.6%	24.0%	24.8%	23.9%	24.2%
Return on avg. equity	19.7%	23.9%	26.7%	18.0%	21.7%
Return on avg. assets	2.6%	2.0%	2.3%	1.5%	1.8%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	28

	Dec-13	Mar-14	Jun-14	Sep-14	Dec-14
Asset quality
Impaired loans3	1,477,701	1,487,982	1,537,089	1,585,208	1,617,251
Non-performing loans (NPLs)4	613,301	585,477	628,124	646,814	644,327
Past due loans5	356,203	354,195	384,998	399,594	382,231
Loan loss reserves6	608,291	626,452	642,633	673,620	700,768
Impaired loans / total loans	7.1%	6.9%	7.1%	7.1%	7.1%
NPLs / total loans	2.93%	2.73%	2.88%	2.91%	2.82%
PDL / total loans	1.70%	1.65%	1.77%	1.79%	1.67%
Coverage of NPLs (Loan loss allowance / NPLs)	99.2%	107.0%	102.3%	104.1%	108.8%
Coverage of PDLs (Loan loss allowance / PDLs)	170.8%	176.9%	166.9%	168.6%	182.9%
Risk index (Loan loss allowances / Loans)6	2.91%	2.92%	2.95%	3.03%	3.06%
Cost of credit (prov expense annualized / avg. loans)	1.71%	1.53%	1.55%	1.80%	1.94%

Network
Branches	493	484	479	475	474
ATMs	1,860	1,860	1,753	1,692	1,645
Employees	11,516	11,455	11,381	11,493	11,478

Market information (period-end)
Net income per share (Ch$)	0.94	0.75	0.85	0.58	0.74
Net income per ADR (US$)	0.71	0.55	0.62	0.39	0.49
Stock price	30.46	32.1	36.49	33.77	30.33
ADR price	23.57	23.44	26.45	22.09	19.72
Market capitalization (US$mn)	11,104	11,043	12,461	10,407	9,290
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate7	0.95%	1.28%	1.76%	0.60%	1.88%
Central Bank monetary policy reference rate (nominal)	4.50%	4.00%	4.00%	3.25%	3.00%
Avg. 10 year Central Bank yield (real)	2.17%	2.04%	1.86%	1.49%	1.54%
Avg. 10 year Central Bank yield (nominal)	5.04%	4.91%	4.84%	4.45%	4.48%
Observed Exchange rate (Ch$/US$) (period-end)	523.76	550.53	550.60	601.66	607.38

1 Ratio = Loans - mortgage loans / Time deposits + demand deposits

2 Efficiency ratio =(Net interest revenue+ fee income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + admiinistrative expenses + depreciation). Excludes impairment charges

3 Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

4 NPLs = Capital + future interest of all loans with one installment 90 days or more overdue.

5 Total installments plus lines of credit more than 90 days overdue

6 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

7 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	29